ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

May 24, 2018

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 87 to the Trust’s Registration Statement on Form N-1A
 Global Macro ETF (the “Fund”)

Dear Mr. Minore:

This correspondence is in response to comments you provided to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Fund and the Trust’s Post-Effective Amendment No. 87 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on March 23, 2018. For your convenience, your comments have been reproduced with responses following each comment.

Additionally, please note that the Fund’s name has been changed to the “Rogers AI Global Equity ETF”. As a result of the change, the following disclosure has been added in both the Prospectus and Statement of Additional Information (“SAI”):

Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities. The Fund defines “equity securities” to mean common and preferred stocks, rights, warrants, depositary receipts, equity interests in real estate investment trusts (“REITs”), master limited partnerships (“MLPs”), and investment companies that principally invest in the foregoing securities.

Additionally, please see the revised description of the Index in response to comment 1 below.

Comment 1.
Please revise the disclosure under the description of the index to add additional detail regarding the Underlying ETFs and the indexes they track. For example, will the indexes be composed of large, medium, or small capitalization companies? Will the indexes reflect all industries or only one industry or a small segment of the market? Will there only be a single eligible index/Underlying ETF per country or multiple? Will the universe of Underlying ETFs include all developed countries? If not, which ones are included and how are they selected?

Response:	The description of the Index in the summary section has been revised to read as follows:

The Rogers AI Global Equity Index

The Index was developed in 2018 by Ocean Capital Advisors®, LLC, the Fund’s sub-adviser and index provider (“Ocean”). Ocean is led by its Chairman, Jim Rogers, a well-known stock market and commodities investor and bestselling author. The Index tracks the performance of single-country (including emerging markets) exchange-traded funds (“ETFs”) that each track a broad-based index composed of the equity securities primarily listed on an exchange in the applicable country (collectively, the “Underlying ETFs”) or an ETF tracking the 1-3 year U.S. Treasury Bond market (a “Treasury ETF”).

The underlying index of each single-country Underlying ETF included in the Index may include equity securities of small-, mid-, and large-capitalization companies and are expected to have exposure to a wide range of industries reflective of the economy of the applicable country. The Index includes a single Underlying ETF per country. Each eligible Underlying ETF is specified in the Index’s rules, and the Underlying ETFs generally reflect the ETF with the broadest exposure to equity securities in the applicable country and meeting certain minimum investibility criteria.

The allocation of the Index’s weight among the Underlying ETFs or Treasury ETF is based on a proprietary artificial intelligence-driven algorithm (the “Model”) that analyzes macroeconomic data (e.g., volatility, interest rates, productivity, gross national product) monthly to identify likely changes in market directions in individual countries and within the global economy. The Model uses objective data to calculate the magnitude and probability of such market movements over an approximately 18-month period, while seeking to identify any “micro-cycles” that might develop in shorter time periods, to determine the optimal investment allocations based on the relative expected performance of the market in each country in the Index universe. The Model’s bias toward longer-term market movements is generally expected to minimize turnover at the time of each rebalance.

When the Model determines to reduce or eliminate exposure to a country, the reduction to such allocation (whether all or a portion of the country’s allocation in the Index) is replaced with the Treasury ETF. Consequently, while under normal circumstances the Index is expected to be predominantly composed of single-country Underlying ETFs, from time to time the Index may be significantly allocated to the Treasury ETF.

The Index is rebalanced as of the first business day of each month using data as of the last business day of the previous month. The weight of each country is capped at 10% at the time of each rebalance of the Index, with any excess weight reallocated equally to each other country included in the Index. At the time of each rebalance, the Index will have a positive allocation to at least twenty individual countries.

The Index was developed by Ocean for purposes of creating the Fund. The Index is calculated and maintained by Solactive AG, an independent third-party calculation agent.

As of May 22, 2018, the Index consisted of single-country ETFs representing 39 countries. The four largest country allocations in the Index were China (5.05%), Hong Kong (5.19%), India (3.40%), and Germany (3.40%), and 12.84% was allocated to the Treasury ETF.

Additionally, the following disclosure has been added in response to Item 9 or Form N-1A:

The Index includes Underlying ETFs representing the following 39 countries: Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Denmark, Finland, France, Germany, Hong Kong, India, Indonesia, Ireland, Israel, Italy, Japan, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Peru, the Phillipines, Poland, Russia, Singapore, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, the United Kingdom, and the United States of America.

Comment 2.	Please confirm that the Fund invests only in developed countries and not emerging markets countries.

Response:
The Trust confirms that the Fund’s principal investment strategy includes emerging markets. Please see the revised Index description above. Additionally, the following risk disclosure has been added, a summary of which is contained in the summary section:

Emerging Markets Securities Risk. The Fund’s investments may expose the Fund’s portfolio to the risks of investing in emerging markets. Investments in emerging markets are subject to greater risk of loss than investments in developed markets. This is due to, among other things, greater market volatility, lower trading volume, political and economic instability, greater risk of market shutdown and more governmental limitations on foreign investments than typically found in developed markets. In addition, less developed markets are more likely to experience problems with the clearing and settling of trades and the holding of securities by local banks, agents and depositories.

Comment 3.
The Staff notes that the use of “Global” in the Fund’s name, though not technically subject to Rule 35d-1, raises questions about whether the Fund’s name may be misleading because “Global”, connotes diversification in a number of countries and it is unclear from the disclosure whether the Fund will invest in a number or countries at all times or may invest solely in a single country. Please revise the disclosure to make clear that exposure will be tied to a number of countries around the world (e.g., at least 40% in non-U.S. countries).

Response:
Please see the revised description of the Index in response to comment 1 above. The Trust confirms that the Index is expected to be allocated across a significant number of countries under normal circumstances.

Comment 4.
Please revise the disclosure to add additional details regarding how the Index constituents will be weighted. For example, will the Index focus on just the country expected to perform the best? If not, what mechanism is forcing countries with less than the top expected performance to be included?

Response:	Please see the revised description of the Index in response to comment 1 above. Additionally, please note that the “High Portfolio Turnover Risk” disclosure has been deleted.

Comment 5.	With respect to the Index’s calculations of the “magnitude and probability” of market movements, please clarify the time horizon considered by the Index.

Response:	Please see the revised description of the Index in response to comment 1 above.

Comment 6.	If the Index is expected to have significant exposure to one or more countries or regions, please add applicable risk disclosure for such countries or regions.

Response:
The Trust confirms that the Index is not expected to have significant exposure to one or more countries or regions. As a result, no additional risk disclosure has been added in response to the above comment. Additionally, please see the revised description of the Index in response to comment 1 above for the four largest country allocations in the Index as of a recent date.

Comment 7.
Please explain why the Fund’s name is not misleading if the Fund may be as much as 100% invested in short-term U.S. Treasury securities. Please also confirm whether the circumstances that could cause the Fund to be significantly or entirely invested in short-term U.S. Treasury securities are expected to last only one month or longer.

Response:
The Trust notes that the construction of the Index is such that the Index, and consequently, the Fund, is only expected to invest more than 20% of its assets in short-term U.S. Treasury securities during adverse market or economic conditions for relatively short periods of time (the minimum being one month based on the rebalance frequency of the Index). Additionally, the Amendment has been revised to clarify that, at the time of each rebalance of the Index, the Index will have a positive allocation to at least 20 individual countries, and as a result, the Index will never be 100% in short-term U.S. Treasury securities. Consequently, the Fund believes that its policy to invest, under normal circumstances, at least 80% of the Fund’s assets in equity securities satisfies Rule 35d-1 and that the Index methodology is consistent with the Staff’s principles laid out in the adopting release of Rule 35d-1 for funds with the word “Global” in their name.

Moreover, the Registrant believes that the Staff has consistently permitted funds with names including “Equity” and “Global” to invest more than 20% of the applicable fund’s assets in non-equity securities and to be uninvested in non-U.S. securities for short or long periods of time. Attached at Appendix A are examples of other such funds with disclosure indicating their policy of investing more than 20% of the applicable fund’s assets in non-equity securities (or for funds with a geographic reference in their name, investing solely in U.S. securities) during adverse market or economic conditions for short or long periods of time.  The Trust is unaware of any objection by the Staff to such policies and believes treating the Fund’s policy any differently would be inconsistent with the treatment afforded to other registrants.

Additionally, the Trust is not aware of any published rule or Staff release prohibiting a fund subject to Rule 35d-1 from temporarily investing more than 20% of its assets in cash or cash equivalents, such as short-term U.S. Treasury securities, for defensive purposes. Consequently, the Trust believes that its name is consistent with Section 35(d) and Rule 35d-1.

Comment 8.	Please add applicable risk disclosure regarding the Fund’s investments in short-term U.S. Treasury securities.

Response:	The following risk disclosures have been added, a summary of which are contained in the summary section:

Fixed-Income Instruments Risks: Changes in interest rates generally will cause the value of fixed-income instruments held by the Fund to vary inversely to such changes. Prices of longer-term fixed-income instruments generally fluctuate more than the prices of shorter-term fixed income instruments as interest rates change.  Fixed-income instruments that are fixed-rate are generally more susceptible than floating rate loans to price volatility related to changes in prevailing interest rates. The prices of floating rate fixed-income instruments tend to have less fluctuation in response to changes in interest rates, but will have some fluctuation, particularly when the next interest rate adjustment on such security is further away in time or adjustments are limited in amount over time. The Fund may invest in short-term securities that, when interest rates decline, affect the Fund’s yield as these securities mature or are sold and the Fund purchases new short-term securities with lower yields. An obligor’s willingness and ability to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow.

U.S. Government Securities Risk: U.S. Government securities are not guaranteed against price movement and may decrease in value. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury. Other obligations issued by or guaranteed by federal agencies are supported by the discretionary authority of the U.S. government to purchase certain obligations of the federal agency, while other obligations issued by or guaranteed by federal agencies are supported by the right of the issuer to borrow from the U.S. Treasury. While the U.S. government provides financial support to such U.S. government agencies, no assurance can be given that the U.S. government will always do so because the U.S. government is not so obligated by law. For instance, securities issued by the Government National Mortgage Association (“Ginnie Mae”) are supported by the full faith and credit of the United States. Securities issued by Fannie Mae and Freddie Mac have historically been supported only by the discretionary authority of the U.S. government. While the U.S. government provides financial support to various U.S. government-sponsored agencies and instrumentalities, such as those listed above, no assurance can be given that it will always do so. In September 2008, at the direction of the U.S. Department of the Treasury, Fannie Mae and Freddie Mac were placed into conservatorship under the Federal Housing Finance Agency (“FHFA”), an independent regulator, and they remain in such status as of the date of this Prospectus. The U.S. government also took steps to provide additional financial support to Fannie Mae and Freddie Mac.

The total public debt of the United States as a percentage of gross domestic product has grown rapidly since the beginning of the 2008-2009 financial downturn. Although high debt levels do not necessarily indicate or cause economic problems, they may create certain systemic risks if sound debt management practices are not implemented. A high national debt can raise concerns that the U.S. government will not be able to make principal or interest payments when they are due. This increase has also necessitated the need for the U.S. Congress to negotiate adjustments to the statutory debt limit to increase the cap on the amount the U.S. government is permitted to borrow to meet its existing obligations and finance current budget deficits. Any controversy or ongoing uncertainty regarding the statutory debt limit negotiations may impact the U.S. long-term sovereign credit rating and may cause market uncertainty. As a result, market prices and yields of securities supported by the full faith and credit of the U.S. government may be adversely affected.

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

Appendix A1

361 Global Long/Short Equity Fund, Prospectus dated March 1, 2018 at 44, Amendment No. 939 to the Registration Statement on Form N-1A of Investment Managers Series Trust, File No. 811-21719, filed on February 28, 2018 (“When the Sub-Advisor believes that current market, economic, political or other conditions are unsuitable and would impair the pursuit of the Fund’s investment objectives, the Fund may invest some or all of its assets in cash or cash equivalents, including but not limited to obligations of the U.S. Government, money market fund shares, commercial paper, certificates of deposit and/or bankers’ acceptances,….”)

Brown Advisory − WMC Strategic European Equity Fund, Summary Prospectus dated October 30, 2015 at 3, Prospectus dated October 30, 2015 at 103, Amendment No. 32 to the Registration Statement on Form N-1A of Brown Advisory Funds, File No. 811-22708, filed on October 30, 2015 (“In order to respond to adverse market, economic, political, or other conditions, the Fund may assume a temporary defensive position that is inconsistent with its investment objective and principal investment strategy and invest without limit in cash and prime quality cash equivalents such as prime commercial paper and other money market instruments.”)

Conductor Global Equity Value Fund, Prospectus dated February 28, 2018 at 6, Amendment No. 163 to the Registration Statement on Form N-1A of Two Roads Shared Trust, File No. 811-22718, filed on February 28, 2018 (“In response to adverse market, economic, political or other conditions, the Fund may invest up to 100% of its total assets, without limitation, in high-quality short-term debt securities, money market instruments and cash.”)

Putnum Europe Equity Fund, Prospectus dated October 30, 2015 at 10, Amendment No. 32 to the Registration Statement on Form N-1A of Putnam Europe Equity Fund, File No. 811-5693, filed on October 26, 2015 (“In response to adverse market, economic, political or other conditions, we may take temporary defensive positions, such as investing some or all of the fund’s assets in cash and cash equivalents, that differ from the fund’s usual investment strategies.”)

SIM Global Equity Fund, Prospectus dated April 18, 2018 at 47, Amendment No. 293 to the Registration Statement on Form N-1A of World Funds Trust, File No. 811- 22172, filed on April 18, 2018 (“To respond to adverse market, economic, political or other conditions, the Funds may invest 100% of their total assets, without limitation, in high-quality short-term debt securities.”)

1 Emphasis in each example added by the Trust for easier reference.